---------------------------
                                                           OMB APPROVAL
                                                    ---------------------------
                       UNITED STATES                OMB Number:       3235-0145
            SECURITIES AND EXCHANGE COMMISSION      Expires:   October 31, 1994
                  Washington, D.C. 20549            Estimated average burden
                                                    hours per response....14.90
                                                    ---------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                   OPTi, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    683960108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Scott B. Bernstein, Esq.
                               Caxton Corporation
                              315 Enterprise Drive
                          Plainsboro, New Jersey 08536
                                 (609) 936-2580
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 5, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.  76655L101                                    Page  2  of  7  Pages
           ---------                                         ---    ---


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Caxton International Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
    NUMBER OF            7    SOLE VOTING POWER

     SHARES                   0
                    ------------------------------------------------------------
  BENEFICIALLY           8    SHARED VOTING POWER

    OWNED BY                  814,500
                    ------------------------------------------------------------
      EACH               9    SOLE DISPOSITIVE POWER

    REPORTING                 0
                    ------------------------------------------------------------
     PERSON              10   SHARED DISPOSITIVE POWER

      WITH                    814,500
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     814,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.27%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  76655L101                                      Page  3  of  7  Pages
           ---------                                           ---    ---

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bruce S. Kovner
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States
--------------------------------------------------------------------------------
    NUMBER OF            7    SOLE VOTING POWER

     SHARES                   0
                    ------------------------------------------------------------
  BENEFICIALLY           8    SHARED VOTING POWER

    OWNED BY                  814,500
                    ------------------------------------------------------------
      EACH               9    SOLE DISPOSITIVE POWER

    REPORTING                 0
                    ------------------------------------------------------------
     PERSON              10   SHARED DISPOSITIVE POWER

      WITH                    814,500
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     814,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.27%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment 1 to Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of OPTi, Inc., a California corporation (the "Company"), 888 Tasman Drive, Milpitas, CA 95035. This Amendment 1 supplements and amends the initial Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on January 9, 1998 (with respect to transactions occurring through and including December 31, 1997) by the persons filing this Amendment 1.


Item 3:   Source and Amount of Funds or Other Consideration.
-------   --------------------------------------------------

     The information set forth in Item 3 ("Source and Amount of Funds or Other Consideration") of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph at the end thereof:

     "An aggregate of $943,308 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton International acquired the Shares (as defined in Item 5 below) since December 31, 1997. All of the foregoing amounts were paid out of Caxton International's working capital."


Item 5:   Interest in Securities of the Issuer.
-------   -------------------------------------

     The information set forth in Item 5 ("Interest in Securities of the Issuer"), subparagraph (a) of the Schedule 13D is hereby amended by replacing the first two sentences thereof with the following two sentences:

     "(a) Caxton International beneficially owns 814,500 shares of Common Stock (the "Shares"). The Shares represent approximately 6.27% of the total shares of Common Stock issued and outstanding."

     The  information  set forth in Item 5 ("Interest  in the  Securities of the
Issuer"),   subparagraph   (c)  of  the  Schedule  13D  is  hereby  amended  and
supplemented by adding the following paragraph at the end thereof:

     "Caxton International acquired additional Shares in a series of open market transactions effected primarily with independent brokers and, to a lesser extent, directly with market makers utilizing the NASDAQ System, between January 1, 1998 and February 5, 1998. See Exhibit B for disclosure of (1) the date, (2) the price and (3) the amount of Stock purchased or sold by Caxton International and subsidiaries since December 31, 1997."


                                Page 4 of 7 Pages

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


February __, 1998                            CAXTON INTERNATIONAL LIMITED


                                             By:______________________________
                                                Name:
                                                Title:


                                             By:______________________________
                                                Name:
                                                Title:

                                              ---------------------------------
                                                    Bruce S. Kovner


                                Page 5 of 7 Pages

                                       EXHIBIT B                    PRICE PER
                              CAXTON INTERNATIONAL LIMITED            SHARE
                                    NO. OF SHARES                  (Excluding
    TRADE DATE                     PURCHASED (SOLD)                Commission)
    ----------                ----------------------------       ---------------

     2-Jan-98                          20,000                        $6.3125
     6-Jan-98                           5,000                         6.0625
     6-Jan-98                           5,000                         6.125
     7-Jan-98                           3,500                         6
     7-Jan-98                           5,000                         6.125
     8-Jan-98                          12,900                         6.2083
     8-Jan-98                           7,000                         6.2232
     8-Jan-98                           5,000                         6.3125
     9-Jan-98                          48,000                         6.4674
     9-Jan-98                          17,000                         6.5955
     5-Feb-98                          14,600                         6.625


                                Page 6 of 7 Pages

                                                                     Exhibit 1


                           JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13d-1(f)(1)


     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.



Dated:  February   , 1998                    CAXTON INTERNATIONAL LIMITED





                                             By:______________________________
                                                Name:
                                                Title:


                                             By:______________________________
                                                Name:
                                                Title:

                                              ---------------------------------
                                              Bruce S. Kovner


                                Page 7 of 7 Pages